04 FEB -2 AM 7:21

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9615

January 30, 2004

04012515

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

SUPPL

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Dear Ladies and Gentlemen:

Enclosed please find the following document of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Overview of Third Quarter Financial Results for the Fiscal Year Ended March 2004

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Amy E. Weaver of Perkins Coie LLP at (206)359-3319.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosure

dw 2/3

File No. 82-2544

January 29, 2004

Nintendo®

04 FEB -2

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

CONSOLIDATED FINANCIAL STATEMENTS

Nintendo Co., Ltd. and Consolidated Subsidiaries

FINANCIAL HIGHLIGHTS

Nine months ended December 31, 2003, and year ended March 31, 2003

The amounts presented herein are rounded down under one million yen except as otherwise denominated.

Numbers in parentheses are negative.

	Nine months ended Dec. 31, 2003	Yen in Millions Year ended Mar. 31, 2003
Net sales	**439,589**	504,135
Operating income	**102,627**	100,120
Income before income taxes and extraordinary items	**52,289**	95,040
Net income	**34,545**	67,267
Net income per share	**¥258.27**	¥482.15

During the third quarter ended December 31, 2003, sales of NINTENDO GAMECUBE hardware increased due to a markdown on its retail price. As for software, in addition to "Mario Kart: Double Dash!!" and "Mario Party 5", titles such as "Pokémon Colosseum" which offers players to experience vigorous battles with Pokémon they have nurtured in "Pokémon Ruby and Sapphire versions" (previously released GAME BOY ADVANCE titles) on the TV screen, and "Donkey Konga", a family get-together rhythm action game that can be played with "Taru-Konga" (an instrument style game controller) were also well received.

On the other hand, with regard to handheld related products, GAME BOY ADVANCE SP continued to perform steadily. Software titles including "Mario & Luigi RPG" which introduces comical adventures of co-stars Mario and Luigi sold to a wide variety of consumers.

As a result, net sales were 439.5 billion yen. Income before income taxes and extraordinary items was 52.2 billion yen due to exchange loss resulting from fluctuations of the exchange rate. Net income was 34.5 billion yen.

	Dec. 31 2003	Yen in Millions Mar. 31 2003
Financial position		
Total assets (1)	**1,055,438**	1,085,519
Shareholders' equity (2)	**892,574**	890,369
Ratio of net worth to total assets (2) / (1)	**84.6%**	82.0%
Shareholders' equity per share	**¥6,676.66**	¥6,626.74
Cash flows		
Cash flows from operating activities	**84,320**	(23,557)
Cash flows from investing activities	**(40,443)**	36,088
Cash flows from financing activities	**(22,903)**	(102,620)
Cash and cash equivalents - Ending	**711,828**	748,600

Total assets decreased by 30 billion yen compared to the previous fiscal year-end to 1,055.4 billion yen. This was mainly due to a decrease in inventory. Shareholders' equity increased by 2.2 billion yen to 892.5 billion yen because profit secured exceeded factors such as dividend payments.

As for cash flows, net cash provided by operating activities was 84.3 billion yen due to a decrease in inventory which was owed to increased sales. However, negative effect of exchange rate changes on cash and cash equivalents was 57.7 billion yen due to the increased value of the yen against the dollar. Cash and cash equivalents at the end of the period decreased by 36.7 billion yen compared to the previous fiscal year-end.

SUMMARY OF CONSOLIDATED BALANCE SHEETS

As of December 31, 2003, and March 31, 2003

Yen in Millions

	Dec. 31 2003	%	Mar. 31 2003	%
[Assets]				
Current assets	**938,361**	**88.9**	969,309	89.3
Cash and deposits	**755,862**		748,650	
Notes and trade accounts receivable	**91,821**		49,085	
Inventories	**37,622**		104,524	
Other current assets	**57,283**		72,512	
Allowance for doubtful accounts	**(4,229)**		(5,463)	
Fixed assets	**117,077**	**11.1**	116,210	10.7
Total	**1,055,438**	**100.0**	1,085,519	100.0
[Liabilities]				
Current liabilities	**154,469**	**14.6**	186,050	17.2
Notes and trade accounts payable	**85,234**		96,475	
Accrued income taxes	**20,979**		38,913	
Other current liabilities	**48,254**		50,661	
Non-current liabilities	**8,146**	**0.8**	8,946	0.8
Total liabilities	**162,615**	**15.4**	194,996	18.0
[Minority interests]				
Minority interests	**248**	**0.0**	153	0.0
[Shareholders' equity]				
Common stock	**10,065**	**1.0**	10,065	0.9
Additional paid-in capital	**11,584**	**1.1**	11,584	1.1
Retained earnings	**965,876**	**91.5**	950,262	87.5
Unrealized gains on other securities	**5,164**	**0.5**	2,254	0.2
Translation adjustments	**(13,231)**	**(1.3)**	(2,275)	(0.2)
Treasury stock, at cost	**(86,883)**	**(8.2)**	(81,521)	(7.5)
Total shareholders' equity	**892,574**	**84.6**	890,369	82.0
Total	**1,055,438**	**100.0**	1,085,519	100.0

SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME

Nine months ended December 31, 2003, and year ended March 31, 2003

Yen in Millions

	Nine months ended Dec. 31, 2003	%	Year ended Mar. 31, 2003	%
Net sales	**439,589**	**100.0**	504,135	100.0
Cost of sales	**257,524**		308,525	
Selling, general and administrative expenses	**79,436**		95,488	
Operating income	**102,627**	**23.3**	100,120	19.9
Other income (expenses), net	**(50,338)**		(5,080)	
Income before income taxes and extraordinary items	**52,289**	**11.9**	95,040	18.9
Extraordinary income (loss), net	**2,133**		18,275	
Income before income taxes and minority interests	**54,423**	**12.4**	113,315	22.5
Income taxes	**19,782**		45,973	
Minority interests	**94**		74	
Net income	**34,545**	**7.9**	67,267	13.3

SALES INFORMATION

Nine months ended December 31, 2003, and year ended March 31, 2003

Yen in Millions

	Nine months ended Dec. 31, 2003	Year ended Mar. 31, 2003
Electronic entertainment products		
Hardware -----------	**257,067**	275,254
Software -----------	**180,574**	227,149
Sub-Total	**437,642**	502,404
Other Products	**1,947**	1,730
Total	**439,589**	504,135

SUPPLEMENTARY INFORMATION

1. CONSOLIDATED SALES UNITS AND NUMBER OF NEW TITLES

Sales Units in Ten Thousands
Number of New Titles Released

			Nine months Apr.-Dec. '03	Life-to-Date through Dec. '03
GAME BOY ADVANCE	Hardware	Domestic	260	1,266
		The Americas	841	2,378
		Other	460	1,298
		Total	1,561	4,942
of which GAME BOY ADVANCE SP		Domestic	232	314
		The Americas	699	782
		Other	388	434
		Total	1,319	1,530
	Software	Domestic	1,116	4,104
		The Americas	3,729	9,133
		Other	1,304	3,802
		Total	6,149	17,039
	New titles	Domestic	119	492
		The Americas	128	498
		Other	112	460
NINTENDO GAMECUBE	Hardware	Domestic	90	337
		The Americas	233	746
		Other	116	311
		Total	439	1,394
	Software	Domestic	746	1,786
		The Americas	2,215	5,839
		Other	813	2,200
		Total	3,774	9,825
	New titles	Domestic	75	174
		The Americas	107	308
		Other	97	247

[Note] New titles-Other include new titles in the European and Australian markets.

2. BALANCE OF ASSETS IN MAJOR FOREIGN CURRENCIES WITHOUT EXCHANGE CONTRACT (NON-CONSOLIDATED)

U.S. Dollars / Euros in Millions

		As of Dec. 31, 2003	Average Exchange Rate Apr.-Dec. '03	Exchange rate Dec. 31, 2003
US$	Cash and Deposits	5,008	US$1.00=	
	Accounts Receivable	375	¥115.01	¥107.13
EUR	Cash and Deposits	365	€1.00=	
	Accounts Receivable	234	¥132.12	¥133.74

3. LAUNCH DATES OF PRIMARY NINTENDO PRODUCTS BY REGION (Apr.-Dec. 2003)

Region	GAME BOY ADVANCE Title	Launch Date	NINTENDO GAMECUBE Title	Launch Date
Japan	Fire Emblem	25-Apr	GIFTPIA	25-Apr
	Hamtaro 4: Nijiiro-daikoushindechu	23-May	Pokémon Box Ruby & Sapphire *	30-May
	MOTHER 1+2	20-Jun	Animal Crossing e+ *	27-Jun
	Super Mario Advance 4	11-Jul	Kirby's Air Ride	11-Jul
	Pokémon Pinball Ruby & Sapphire	1-Aug	Pokémon Channel *	18-Jul
	Densetsu-no-Stafy 2	5-Sep	F-ZERO GX	25-Jul
	Oriental Blue Ao-no-Tengai	24-Oct	Mario Golf: Toadstool Tour *	5-Sep
	Mario & Luigi	21-Nov	Atsumare!! Made in Wario	17-Oct
	F-ZERO Falcon Densetsu	28-Nov	Mario Kart: Double Dash!!	7-Nov
	Donkey Kong Country	12-Dec	Pokémon Colosseum *	21-Nov
			Mario Party 5	28-Nov
			Donkey Konga	12-Dec
The Americas	Hamtaro: Ham-Ham Heartbreak	7-Apr	Wario World *	23-Jun
	Golden Sun: The Lost Age	14-Apr	Mario Golf: Toadstool Tour *	28-Jul
	Wario Ware, Inc.	26-May	F-ZERO GX	25-Aug
	Donkey Kong Country	9-Jun	Kirby's Air Ride	13-Oct
	Advance Wars 2: Black Hole Rising	23-Jun	Mario Party 5	11-Nov
	Pokémon Pinball Ruby & Sapphire	25-Aug	Mario Kart: Double Dash!!	17-Nov
	Final Fantasy Tactics Advance	8-Sep	1080°Avalanche	1-Dec
	Super Mario Advance 4	21-Oct	Pokémon Channel *	1-Dec
	Top Gear Rally	27-Oct		
	Fire Emblem	3-Nov		
	Mario & Luigi	17-Nov		
	Sword of Mana	1-Dec		
Europe	Wario Ware, Inc.	23-May	The Legend of Zelda: The Wind Waker *	3-May
	Donkey Kong Country	6-Jun	Wario World *	20-Jun
	Hamtaro: Ham-Ham Heartbreak	27-Jun	F-ZERO GX	31-Oct
	Pokémon Ruby *	25-Jul	Mario Kart: Double Dash!!	14-Nov
	Pokémon Sapphire *	25-Jul	1080°Avalanche	28-Nov
	Golden Sun: The Lost Age	19-Sep	Mario Party 5	5-Dec
	Kirby: Nightmare in Dreamland	26-Sep		
	Advance Wars 2: Black Hole Rising	3-Oct		
	Super Mario Advance 4	17-Oct		
	Final Fantasy Tactics Advance	24-Oct		
	Top Gear Rally	7-Nov		
	Pokémon Pinball Ruby & Sapphire	14-Nov		
	Mario & Luigi	21-Nov		

Notes: 1. Titles with asterisks are compatible with the NINTENDO GAMECUBE / GAME BOY ADVANCE connectivity function.
2. Some names of the titles released in Japan are their Japanese names and may differ from other regions.
3. Launch dates may differ within the Americas and Europe regions depending on territories or countries.